

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2011

Mr. Ashleigh Palmer
President and Chief Executive Officer
Unigene Laboratories, Inc.
81 Fulton Street
Boonton, NJ 07005

>   **Re: Unigene Laboratories, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed March 16, 2010**
>   **File No. 000-16005**

Dear Mr. Palmer:

We have reviewed your December 3, 2010 response to our October 22, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Business
Strategy, page 4

1. We note your response to comment 1. Your proposed disclosure relating to the GSK royalty rate is not sufficiently narrow. Please revise the disclosure to provide a range that is no more than a ten point spread.

Notes to Financial Statements
Note 7. China Joint Venture, page 37

2. We have considered your response to all four bullet points of comment 2. Please address the following as it relates to your responses:
    *   Our understanding is that you formed the China Joint Venture ("China JV") in 2000. In 2008, you contributed $2,250,000 in cash and $4,500,000 in technology and know-how

to the China JV. ASC 845 outlines guidance for the accounting of nonmonetary transactions and transactions involving monetary consideration. Transfers of nonmonetary assets between a corporate joint venture and its owners are not covered by this guidance in accordance with ASC 845-10-15-4b. Transactions involving monetary considerations between a joint venture and its owners are also not covered by this guidance in accordance with ASC 845-10-15-14a. Based on all information known and disclosed, ASC 845 does not appear to be the appropriate literature to account for your 2008 contribution to the China JV.

- You state that you recorded your investment in the China JV at the lower of the carrying amount or fair value of the assets contributed. However, with regard to the technology and know-how contributed or to be contributed you are recognizing at the value assigned of $4.5 million as a gain over seventeen years at $265,000 per year and not at the carrying amount of zero. If your contribution of technology to the joint venture was recognized at the carrying amount a gain would not result.

- If you record your contribution to the China JV at the lower of cost or fair value, and if the China JV recorded contributions from its owners at fair value, please provide us with your accounting analysis to support the China JV's accounting treatment. Additionally, please tell us how you considered ASC 323 in your accounting for any basis difference created between your investment in the China JV and the underlying equity in net assets of the China JV.

- You state "The value assigned to the technology and know-how that the Company contributed or will contribute ($4.5 million) was agreed to by the venture partners. The contribution of the know-how is occurring over a substantial period of time as the China JV prepares to implement the technology that was transferred in 2008." Please clarify what technology was contributed to the China JV in 2008 and how this differs from the know-how that is to be contributed over a substantial period of time and how you accounted for and valued each.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 with questions on comment one. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim Rosenberg
Senior Assistant Chief Accountant